UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  3)*

‘mktg, inc.’

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

189875107

(CUSIP Number)

Reis L. Alfond

UCC-mktg Investment, LLC

c/o Union Capital Corporation

445 Park Avenue, 14th Floor

New York, New York 10022

(212) 832-1141

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Charles J. Downey III, Esq.

Finn Dixon & Herling LLP

177 Broad Street

Stamford, CT  06901-2048

(203) 325-5000

August 27, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 189875107                                            13D

1.

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

UCC-mktg Investment, LLC

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]

(b)  [x]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[  ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

-0-

8.  SHARED VOTING POWER

-0-

9. SOLE DISPOSITIVE POWER

-0-

10.  SHARED DISPOSITIVE POWER

-0-

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions    [  ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14.

TYPE OF REPORTING PERSON

OO-LLC

CUSIP NO. 189875107                                                  13D

1.

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

UCC-mktg Partners, LLC

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]

(b)  [x]

3.

SEC USE ONLY

4.

Source of Funds

AF

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[  ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

-0-

8.  SHARED VOTING POWER

-0-

9. SOLE DISPOSITIVE POWER

-0-

10.  SHARED DISPOSITIVE POWER

-0-

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions    [  ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14.

TYPE OF REPORTING PERSON

OO-LLC

CUSIP NO. 189875107                                                   13D

1.

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James C. Marlas

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]

(b)  [x]

3.

SEC USE ONLY

4.

Source of Funds

AF, PF

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[  ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

-0-

8.  SHARED VOTING POWER

-0-

9. SOLE DISPOSITIVE POWER

-0-

10.  SHARED DISPOSITIVE POWER

-0-

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions    [  ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14.

TYPE OF REPORTING PERSON

IN

INTRODUCTION.

This Amendment No. 3 (this “Amendment”) to statement on Schedule 13D, originally filed on December 17, 2009 (as heretofore amended, the “Schedule 13D”) relates to the beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”) of ‘mktg, inc.’, a Delaware corporation (“Issuer”).

Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended and supplemented hereby, all information previously filed remains in effect.

ITEM 4.

PURPOSE OF THE TRANSACTION

Item 4 is hereby supplemented by the following:

On August 27, 2014, pursuant to the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Aegis (the “Merger”).  At the effective time of the Merger (the “Effective Time”), all of the shares of Common Stock held by the Reporting Persons (including the shares of Common Stock issued upon conversion of Series D Preferred Stock) were converted into the right to receive cash equal to $2.80 per share of Common Stock, and each warrant to purchase shares of Common Stock was cancelled and the Reporting Persons became entitled to receive $2.799 per share of Common Stock subject to such warrant.

Therefore, as of the Effective Time, the Reporting Persons no longer beneficially own any shares of Common Stock.  This is the final amendment to this Schedule 13D, and an exit filing for the Reporting Persons.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER.

(a)  As a result of the foregoing, the Reporting Persons no longer hold any securities of the Issuer.

(b)  As a result of the foregoing, the Reporting Persons no longer hold any securities of the Issuer.

(c)  Except as disclosed in Item 4, none of the Reporting Persons has effected any transaction in the Shares during the past 60 days.

(d)  Not applicable.

(e)  As a result of the foregoing, as of the Effective Time, the Reporting Persons no longer hold any securities of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 28, 2014

UCC-mktg Investment, LLC

By: UCC-mktg Partners, LLC

Its: Manager

By:

/s/ Reis L. Alfond

Reis L. Alfond, as

Managing Director

UCC-mktg Partners, LLC

By:

/s/ Reis L. Alfond

Reis L. Alfond, as

Managing Director

By:

s/ James C. Marlas

James C. Marlas

6